One Corporate Center Rye, NY 10580-1422 Tel. (914) 921-5070 Fax (914) 921-5118 www.gabelli.com info@gabelli.com	The Gabelli Utility Trust

February 19, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	The Gabelli Utility Trust (the “Registrant”)
Registration Statement on Form N-2 (File Nos. 333-236449 and 811-09243)

Ladies and Gentlemen,

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the following delaying amendment is hereby added following the calculation of the registration fee on the Facing Page of the above-referenced Registration Statement, as filed with the Securities and Exchange Commission on February 14, 2020:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

The delaying amendment was inadvertently omitted from the filing of the Registration Statement.

Should you have any questions or require additional information, please do not hesitate to contact Bissie K. Bonner of Willkie Farr & Gallagher LLP, external counsel to the Registrant, at (212) 728-8955.

Sincerely,

/s/ John C. Ball
John C. Ball
Treasurer and Principal Financial and Accounting Officer